

Mail Stop 3720

September 7, 2007

Via U.S. Mail
Mr. Serkan Okandan, Chief Financial Officer
Turkcell Iletisim Hizmetleri A.S.
Turkcell Plaza, Mesrutiyet Caddesi No: 71
34430 Tepebasi, Istanbul, Turkey

> RE: **Turkcell Iletisim Hizmetleri A.S.**
> **Form 20-F for the fiscal year ended December 31, 2006**
> **Filed April 23, 2007**
> **File No. 1-15092**

Dear Mr. Okandan:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the fiscal year ended December 31, 2006

Item 3. Key Information

3.A Selected Financial Data, page 3

1. Please refer to footnote (1) on page 6. Since it appears to us that the amounts under US GAAP is different from IFRS, present the amounts under US GAAP. Please see instruction 2 to Item 3.A of the Form 20-F.

2. Please refer to Adjusted EBITDA, footnote (7) on page 5 and footnote (6) on page 7. We note that you use this measure to enhance your understanding of your operating results instead of liquidity. Revise the discussion to disclose the following:

- the manner in which you use Adjusted EBITDA to conduct or evaluate the business;
- the economic substance behind your decision to use such a measure;
- the material limitations associated with the use of Adjusted EBITDA as compared to the use of the most directly comparable GAAP measure, profit (net income); and
- the manner in which you compensate for these limitations when using Adjusted EBITDA.

3. Please refer to the reconciliation of Adjusted EBITDA on page 7. Since you are presenting Adjusted EBITDA as a useful measure of operating performance, revise to reconcile it to the most closely comparable GAAP measure of operating performance: profit (net income). Also, provide a reconciliation for the Adjusted EBITDA under US GAAP.

Item 4. Information on the Company

Tariffs, page 29

4. Please tell us how you are accounting for your loyalty programs under IFRS and US GAAP. Include in your response references to the appropriate accounting literature. Also, tell us why the accounting for these programs is not disclosed in your notes to the financial statements.

Item 5. Operating and Financial Review and Prospects

Critical Accounting Policies

Impairment of long-lived assets, page 69

5. We refer to your statement that under IFRS, impairment is assessed on discounted cash flows. We note in the second paragraph on page 70 that the discount rate is based on a number of factors such as the risk free rate of interest. Tell us in more detail how you complied with paragraphs 55-57 and A15-A21 of IAS 36.

Liabilities arising from litigation, page 70

6. We note that your provisions under IFRS are "determined by discounting the expected future cash flows at a pre-tax rate that reflects…the risks specific to the liability." Since discounting of provisions is not permitted under US GAAP, please tell us why there is no reconciling item in the US GAAP reconciliation in note 34.

Mr. Serkan Okandan
Turkcell Iletisim Hizmetleri A.S.
September 7, 2007
Page 3

Revenues, page 76

7. Please refer to your SIM card revenue recognition policy and tell us why it is appropriate to recognize the SIM card revenues to the extent of direct costs at the time the new subscriber enters into the GSM system under IFRS and US GAAP. Include in your response references to the appropriate accounting literature. Also, tell us the difference between the SIM card and prepaid SIM card sales.

8. Please tell us what is meant by "excess SIM card sales are deferred and recognized over the estimated effective subscription contract life." Also:

   • Tell us in detail of your accounting for any excess under both IFRS and US GAAP and refer to your basis in the accounting literature.
   • Tell us if there are any excess costs that have been deferred. If so, tell us why it is appropriate to capitalize these costs under IFRS and US GAAP.
   • Tell us why it is appropriate to recognize the excess SIM card and prepaid SIM card sales over the estimated effective subscriber life under IFRS and how that life was determined. Tell us if there are any differences in the life or determination of the life under US GAAP.
   • Tell us why SIM card subsidies are included in selling and marketing as disclosed on page 77.

9. Please tell us what is meant by "costs for activation fees to dealers and other promotional expenses…historically offset all or substantially all of the subscription fees." Tell us if the subscription fees refer to SIM card sales, an activation fee charged to the subscriber or the subscriber service contract. Also, tell us how you are accounting for these costs under IFRS and US GAAP and the basis for your accounting. Per page 77, it appears to us that these costs are included in selling and marketing expenses instead of direct cost of revenues. Include in your response references to the appropriate accounting literature.

Operating Costs, page 77

10. We note your presentation of subscriber acquisition costs per subscriber. It is unclear to us why you have excluded advertising and other selling and marketing expenses from your calculation. It appears to us that you should include all expenses within the selling and marketing expense line item. Please advise. Further, please revise to present the calculation since the SAC per subscriber is not calculable from the consolidated income statement.

Segment Overview, page 79

11. Please discuss your Turkey segment revenues and results.

Report of Independent Registered Public Accounting Firm, page F-3

12. Please identify the country where the report was issued under Rule 2-02 of Regulation S-X.

2. Basis of preparation

(a) Statement of compliance, page F-10

13. We note your reference to Note 34 for the explanation of how the transition from US GAAP to IFRS GAAP has affected your reported financial statements. Please tell us how the disclosures in Note 34 comply with paragraph 39(a)(i) and 40 of IFRS 1.

3. Significant accounting policies

(d) Property, plant and equipment, page F-15

14. We note that the residual values are reassessed at each reporting date. Tell us in detail how you determine residual values under IAS 16 of IFRS and US GAAP, highlighting any differences. Also, tell us why there is no reconciling item in the US GAAP reconciliation.

(e) Intangible assets, page F-16
(i) Subsequent expenditure, page F-16

15. Please how you are accounting for these costs under US GAAP and the basis for your accounting. Include in your response references to the appropriate accounting literature.

(j) Provisions, page F-19

16. Tell us in more detail the nature of the onerous contracts for which you have recognized a provision, if at all. Also, tell us if there is any difference in your accounting policy for onerous contracts under US GAAP as compared to IAS 37.

(k) Revenue, page F-19

17. We note that you enter into arrangements that bundle services and products. Please tell us how you determined that the fair value of each deliverable exits. Also, tell us how each deliverable met the revenue recognition criterion under IFRS and US GAAP. Include in your response references to the appropriate accounting literature.

18. Please tell us the nature of Inteltek's obligation to "undertake any excess payout." Also, tell us why it is appropriate to present the excess payout on a net basis with commission fees under IFRS and US GAAP. Include in your response references to the appropriate accounting literature.

19. We note that fixed fees are recognized on a monthly basis when billed. Please confirm to us that fees billed prior to the service period are deferred and recognized in the month the service is provided. If not, tell us why your accounting is appropriate under IFRS and US GAAP. Include in your response references to the appropriate accounting literature.

20. Share capital, page F-37

20. It appears to us that you had a reverse stock split by merging 1,000 units of shares to one unit. Please tell us why you have 2.2 billion shares authorized and outstanding after the reverse stock split. We note your disclosure in Note 21, Earnings per share, on page F-39.

34. US GAAP information

(j) Explanation of material adjustments…for year ended 31 December 2006 and 2005, page F-75

21. Please separately disclose the impact note 34(a) and (c) had on the 2006 and 2005 net cash from operating activities, net cash used in investing activities, net cash used in financing activities and cash and cash equivalents.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Please file your response letter on EDGAR.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Dean Suehiro, Senior Staff Accountant, at (202) 551-3384, or Kyle Moffatt, Branch Chief Accountant, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director